Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD.

Non-Consolidated Financial Statements

December 31, 2009 and 2008

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report
Based on a report originally issued in Korean
The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have audited the accompanying non-consolidated statements of financial position of Shinhan Financial Group Co., Ltd. (the “Company”) as of December 31, 2009 and 2008 and the related non-consolidated statements of income, appropriation of retained earnings, changes in equity and cash flows for the years then ended. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008 and the results of its operations, the appropriation of its retained earnings, the changes in its equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.
Without qualifying our opinion, we draw attention to the following:
As discussed in note 2(a) to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and auditing standards and their application in practice.

As discussed in note 1 to the non-consolidated financial statements, effective January 1, 2009, SH Asset Management Co., Ltd., a subsidiary of the Company, was merged into Shinhan BNP Paribas Asset Management Co., Ltd.(formerly Shinhan BNP Paribas Investment Trust Management Co.,Ltd.), another subsidiary of the Company. In connection with the merger, Shinhan BNP Paribas Asset Management Co., Ltd. issued common stock to the Company in exchange for SH Asset Management Co., Ltd.’s stock. As a result, the Company’s ownership interest in Shinhan BNP Paribas Asset Management Co., Ltd. increased from 50% to 73%. The merger was accounted for as a business combination between entities under common control, and had no effect on the Company’s results of operations. Furthermore, on January 2, 2009, the Company disposed 1,276,162 shares of Shinhan BNP Paribas Asset Management Co., Ltd. stock at W18,023 per share. As a result, the Company’s ownership interest in Shinhan BNP Paribas Asset Management Co., Ltd. decreased to 65%.
As discussed in note 1 to the non-consolidated financial statements, in accordance with a resolution of the Board of Directors’ meeting held on March 20, 2009, the Company disposed 4,700,001 shares of Cardif Life Insurance Co., Ltd. (formerly SH&C Life Insurance Co., Ltd.): 3,290,002 shares to BNP Paribas Assurance and 1,409,999 shares to Shinhan Bank, respectively, effective June 26, 2009. As a result, Cardif Life Insurance Co., Ltd. was excluded from the subsidiary of the Company.
KPMG Samjong Accounting Corp.
Seoul, Korea
February 5, 2010

This report is effective as of February 5, 2010, the audit report date. Certain subsequent events or circumstances, which may occur between the audit date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events and circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Financial Position
As of December 31, 2009 and 2008

(In millions of Won)	Notes	2009		2008

Assets
Cash and due from banks	3,22	~~W~~	429,825	670,815
Equity method accounted investments	4		25,035,976	22,734,582
Loans, net of allowance for loan losses	5,22,28		1,567,125	2,397,950
Property and equipment, net	6		1,191	1,473
Other assets, net	7,22		86,589	108,746

Total assets		~~W~~	27,120,706	25,913,566

Liabilities
Borrowings	9	~~W~~	674,000	1,155,300
Debentures,net	10		5,593,318	7,078,333
Retirement and severance benefits	13		1,441	961
Other liabilities	11,12,22		123,586	73,089

Total liabilities			6,392,345	8,307,683

Stockholders’ equity
Capital stock of ~~W~~5,000 par value	15
Common stock			2,370,998	1,980,998
Authorized—1,000,000,000 shares
Issued and outstanding:
474,199,587 shares in 2009
396,199,587 shares in 2008

Redeemable and convertible preferred stock			481,475	481,475
Issued and outstanding :
53,094,459 shares in 2009
62,411,251 shares in 2008

Capital surplus			9,924,852	9,032,572
Capital adjustments			(417,142)	(432,887)
Accumulated other comprehensive income	4,23		1,182,573	242,331
Retained earnings	16		7,185,605	6,301,394

Total stockholders’ equity			20,728,361	17,605,883

Total liabilities and stockholders’ equity		~~W~~	27,120,706	25,913,566

See accompanying notes to non-consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Income
For the years ended December 31, 2009 and 2008

(In millions of Won,
except earnings per share)	Notes	2009		2008

Operating revenue
Gain from equity method accounted investments	4,27	~~W~~	1,511,064	2,184,643
Interest income	22		138,472	135,503
Royalty	22		136,025	135,771
Other			14,793	—

			1,800,354	2,455,917

Operating expense
Loss from equity method accounted investments	4,27		244	5,328
Interest expense			421,627	390,602
Fees and commission			340	291
General and administrative expenses	18,22		71,147	46,673
Other	12		10,818	13

			504,176	442,907

Operating income			1,296,178	2,013,010

Non-operating income, net			10,101	965

Income before income taxes			1,306,279	2,013,975

Income tax benefits	19		13	6,423

Net income		~~W~~	1,306,292	2,020,398

Earning per share in Won	20	~~W~~	2,305	4,240

Diluted earnings per share in Won	20	~~W~~	2,292	4,156

See accompanying notes to non-consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Appropriation of Retained Earnings
For the years ended December 31, 2009 and 2008
Date of Appropriation for 2009 : March 24, 2010
Date of Appropriation for 2008 : March 17, 2009

	Notes	2009		2008
Unappropriated retained earnings:

Balance at beginning of year		~~W~~	4,861,736	3,440,577
Changes in retained earnings of equity method accounted investments	4		(4,301)	20,589
Repayment of preferred shares	15		—	(8)
Net income			1,306,292	2,020,398

			6,163,727	5,481,556

Appropriation of retained earnings:

Legal reserve	16		130,629	202,040
Reserve for repayment of preferred shares	15		182,794	172,793
Dividends	21		427,860	244,987

			741,283	619,820

Unappropriated retained earnings to be carried over to subsequent year		~~W~~	5,422,444	4,861,736

See accompanying notes to non-consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Changes in Equity
For the years ended December 31, 2009 and 2008

					Accumulated
					other
	Capital		Capital	Capital	comprehensive	Retained
(In millions of Won)	stock		surplus	adjustments	income	earnings	Total
Balance at January 1, 2008	~~W~~	2,462,473	8,648,799	—	1,644,715	5,221,814	17,977,801
Cumulative effect for accounting changes			383,773	(413,189)	(167,453)	196,869	—

		2,462,473	9,032,572	(413,189)	1,477,262	5,418,683	17,977,801
Dividends paid						(620,442)	(620,442)
Redemption of redeemable preferred stocks						(537,834)	(537,834)
Net income						2,020,398	2,020,398
Changes in retained earnings of subsidiaries						20,589	20,589
Changes in unrealized holding gain(loss) on equity method accounted investments					(1,234,931)		(1,234,931)
Changes in other capital adjustment				(19,698)			(19,698)

Balance at December 31, 2008	~~W~~	2,462,473	9,032,572	(432,887)	242,331	6,301,394	17,605,883

					Accumulated
					other
	Capital		Capital	Capital	comprehensive	Retained
(In millions of Won)	stock		surplus	adjustments	income	earnings	Total
Balance at January 1, 2009	~~W~~	2,462,473	9,032,572	(432,887)	242,331	6,301,394	17,605,883
Dividends paid		`				(244,987)	(244,987)
Common stock issuance		390,000	885,260				1,275,260
Redemption of redeemable preferred stocks						(172,793)	(172,793)
Net income						1,306,292	1,306,292
Changes in retained earnings of subsidiaries						(4,301)	(4,301)
Changes in unrealized holding gain(loss) on equity method accounted investments					944,519		944,519
Valuation loss on derivatives					(4,277)		(4,277)
Changes in other capital surplus			7,020				7,020
Changes in other capital adjustment				15,745			15,745

Balance at December 31, 2009	~~W~~	2,852,473	9,924,852	(417,142)	1,182,573	7,185,605	20,728,361

See accompanying notes to non-consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2009 and 2008

(In millions of Won)	2009		2008

Cash flows from operating activities
Net income	~~W~~	1,306,292	2,020,398
Adjustments for :
Depreciation		460	514
Amortization		433	297
Provision for (reversal of) allowance for loan losses and other assets		(3,975)	5,151
Provision for retirement and severance benefits		1,425	632
Gain from equity method accounted investments ,net		(1,510,820)	(2,179,315)
Gain from disposition of equity method accounted investments		(10,509)	—
Gain from disposition of property and equipment, net		(38)	—
Share-based compensation costs		9,433	(19,241)
Other		5,334	5,339

Changes in assets and liabilities :
Dividends received from equity method accounted investments		161,451	1,943,875
Decrease (increase) in other assets		60,579	(51,759)
Increase (decrease) in other liabilities		(11,324)	22,588
Retirement and severance benefits paid		(1,051)	(311)
Succession in accrued severance benefits		875	268
Decrease in deposit for severance benefit insurance		(769)	(342)

Net cash provided by operating activities		7,796	1,748,094

Cash flows from investing activities:
Cash provided by investing activities:
Decrease in equity method accounted investments		52,665	977,470
Collection of loans		890,000	295,000
Disposition of property and equipment		59	—
Decrease in other assets		1,008	1,094

		943,732	1,273,564

Cash used in investing activities:
Purchase of equity method accounted investments		(31,048)	(967,033)
Loan originations		(55,000)	(1,290,000)
Purchase of property and equipment		(199)	(1,458)
Increase in other assets		(2,162)	(1,637)

		(88,409)	(2,260,128)

Net cash provided by (used in) investing activities		855,323	(986,564)

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2009 and 2008

(In millions of Won)	2009		2008
Cash flows from financing activities
Cash provided by financing activities:
Proceeds from borrowings	~~W~~	674,000	1,155,300
Proceeds from issuance of debentures		500,000	1,480,000
Proceeds from issuance of debentures in foreign currency		212,160	—
Proceeds from issuance of common stock		1,310,400	—

		2,696,560	2,635,300

Cash used in financing activities:
Repayment of borrowings		(1,155,300)	(1,255,000)
Repayment of debentures		(2,190,000)	(440,000)
Debentures issuance cost paid		(2,401)	(5,259)
Stock issuance cost paid		(35,141)	—
Dividends paid		(245,034)	(619,916)
Repayment of preferred stocks		(172,793)	(537,834)

		(3,800,669)	(2,858,009)

Net cash used in financing activities		(1,104,109)	(222,709)

Net increase (decrease) in cash and due from banks		(240,990)	538,821

Cash and due from banks at beginning of year		670,815	131,994

Cash and due from banks at end of year	~~W~~	429,825	670,815

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2009
1.	General Description of the Company
Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. The Company was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliate companies. The Company’s shares were listed on the Korea Exchange on September 10, 2001.

On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.

As of December 31, 2009, the Company had 11 subsidiaries accounted for under the equity method and its capital stock consisted of ~~W~~2,370,998 million in common stock and ~~W~~481,475 million in redeemable and convertible preferred stock.

In accordance with a resolution of the Board of Directors’ meeting held on March 20, 2009, the Company disposed 4,700,001 shares of Cardif Life Insurance Co., Ltd.(“Cardif Life Insurance”): 3,290,002 shares to BNP Paribas Assurance and 1,409,999 shares to Shinhan Bank, respectively, effective June 26, 2009. As a result, Cardif Life Insurance was excluded from the subsidiary of the Company.

In addition, on January 4, 2010, the Company acquired 200,000 shares (100.00%) of the outstanding shares of Shinhan Data System Co., Ltd. (“Shinhan Data System) at ~~W~~45,580 per share from Shinhan Bank in accordance with a resolution of the Board of Directors’ meeting held on November 12, 2009.

Details of its subsidiaries were as follows:
(a)	Shinhan Bank

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong Il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

On April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank). Chohung Bank was the surviving legal entity. After the merger, Chohung Bank changed its name to Shinhan Bank. The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006.

As of December 31, 2009, Shinhan Bank operated through 825 domestic branches, 100 depository offices and 6 overseas branches, and its capital stock amounted to ~~W~~7,928,078 million.

(b)	Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.)

Shinhan Card Co., Ltd. (“Shinhan Card”) was incorporated on December 17, 1985, under the name of Express Credit Card Corporation to provide credit card services. Shinhan Card merged with Goldstar Factoring Corporation and LG Financing Corporation on June 1, 1988 and January 1, 1998, respectively. Shinhan Card mainly provides credit card services, factoring, installment financing and leasing under the Specialized Credit Financial Business Act.

As of December 31, 2009, Shinhan Card had 48 branches, approximately 2.42 million merchants in its network, 14.32 million active credit card holders, and its capital stock amounted to ~~W~~626,847 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
1.	General Description of the Company, Continued
(c)	Shinhan Investment Corp. (formerly Good Morning Shinhan Securities Co., Ltd.)

Shinhan Investment Corp.(“Shinhan Investment”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. As of December 31, 2009, it operated through 86 branches and its capital stock amounted to ~~W~~1,296,998 million (including ~~W~~19,117 million of preferred stock).

(d)	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses and became a wholly owned subsidiary as of December 31, 2005. As of December 31, 2009, Shinhan Life Insurance operated through 157 branches and its capital stock amounted to ~~W~~200,000 million.

(e)	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital Co., Ltd. Shinhan Capital’s capital stock as of December 31, 2009 amounted to ~~W~~180,000 million.

(f)	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in commercial banking and the trust services and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of December 31, 2009 amounted to ~~W~~110,644 million.

(g)	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in debt collection services and credit research. Shinhan Credit Information’s capital stock as of December 31, 2009 amounted to ~~W~~3,000 million.

(h)	Shinhan Private Equity, Inc.

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of December 31, 2009 amounted to ~~W~~10,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
1.	General Description of the Company, Continued
(i)	Shinhan BNP Paribas Asset Management Co., Ltd. (formerly Shinhan BNP Paribas Investment Trust Management Co.,Ltd.)

On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement on October 2002, with BNP Paribas Asset Management Group, Shinhan Investment Trust Management Co., Ltd. was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd.

Effective January 1, 2009, SH Asset Management Co., Ltd., a subsidiary of the Company, was merged into Shinhan BNP Paribas Asset Management Co., Ltd. in accordance with a resolution of the extraordinary shareholders’ meeting held on November 5, 2008. In connection with the merger, Shinhan BNP Paribas Asset Management Co., Ltd. issued common stock to the Company in exchange for SH Asset Management Co., Ltd.’ stock at a ratio of 0.786083. As a result, the Company’s ownership interest in Shinhan BNP Paribas Asset Management Co., Ltd. increased from 50.00% to 73.47%. The merger was accounted for as a business combination between entities under common control, and had no effect on the Company’s results of operations. Furthermore, on January 2, 2009, the Company disposed 1,276,162 shares of Shinhan BNP Paribas Asset Management Co., Ltd. stock at ~~W~~18,023 per share. As a result, the Company’s ownership interest in Shinhan BNP Paribas Asset Management Co., Ltd. decreased to 65%.

Shinhan BNP Paribas Asset Management Co., Ltd.(“Shinhan BNP Paribas AMC”)’s capital stock as of December 31, 2009 amounted to ~~W~~75,374 million.

(j)	Shinhan Macquarie Financial Advisory Co., Ltd.

On August 1, 2001, Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated to engage in the business of financial advisory services and cross border leasing under the joint venture agreement with Macquarie International Holdings Ltd. Shinhan Macquarie’s capital stock as of December 31, 2009 amounted to ~~W~~1,000 million.

(k)	SHC Management Co., Ltd. (formerly Shinhan Card Co., Ltd.)

SHC Management Co., Ltd. (“SHC Management”) was established on June 1, 2002 under the Specialized Credit Financial Business Act through the spin-off of the credit card division of Shinhan Bank. Former Shinhan Card Co., Ltd. was principally engaged in credit card services, factoring, consumer loans and installment financing. However, effective October 1, 2007, SHC Management transferred all assets, liabilities and operations to Shinhan Card (formerly LG Card Co., Ltd.). SHC Management’s capital stock as of December 31, 2009 amounted to ~~W~~500 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
1.	General Description of the Company, Continued

Details of ownership as of December 31, 2009 and 2008 were as follows:

		2009		2008
			Ownership		Ownership
			percentage		percentage
Investor	Investee	Number of shares	(%)	Number of shares	(%)
Shinhan Financial Group	Shinhan Bank	1,585,615,506	100.0	1,585,615,506	100.0
	Shinhan Card	125,369,403	100.0	125,369,403	100.0
	Shinhan Investment	259,399,664	100.0	259,399,664	100.0
	Shinhan Life Insurance	40,000,000	100.0	40,000,000	100.0
	Shinhan Capital	32,250,000	100.0	32,250,000	100.0
	Jeju Bank	15,241,424	68.9	9,692,369	62.4
	Shinhan Credit Information	600,000	100.0	600,000	100.0
	Shinhan PE	2,000,000	100.0	2,000,000	100.0
	Shinhan BNP Paribas AMC	9,798,585	65.0	4,000,001	50.0
	SH Asset Management	—	—	9,000,000	100.0
	Cardif Life Insurance	—	—	4,700,001	50.0
	Shinhan Macquarie	102,000	51.0	102,000	51.0
	SHC Management	100,000	100.0	100,000	100.0
Shinhan Card	Shinhan Financial Group	—	—	529	0.0
2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended solely for use by those who are informed in Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Certain information included in the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in equity or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(b)	Investments in Associates, Subsidiaries and Joint Ventures

Associates are all entities over which the Company has the ability to significantly influence the financial and operating policies and procedures, generally accompanying a shareholding of over 20 per cent of the voting rights. Subsidiaries are entities controlled by the Company. Joint ventures are those entities or assets over whose activities the Company has joint control.

Investments in associates and subsidiaries are accounted for using the equity method of accounting and are initially recognized at cost.

The Company’s investments in associates and subsidiaries include goodwill identified on acquisition (net of any accumulated impairment loss). Goodwill is calculated as the excess of the acquisition cost of an investment in an associate, subsidiary or joint venture over the Company’s share of the fair value of the identifiable net assets acquired. Goodwill is amortized using the straight-line method over its estimated useful life, between 10 years and 14 years. Amortization of goodwill is recorded together with equity from earnings (loss) of associates, subsidiaries and joint venture.

Prior to 2008, the difference between the acquisition cost of minority interest in subsidiaries and the value of net asset acquired and gain(loss) from disposition of treasury stock by subsidiaries were accounted as a component of accumulated other comprehensive income. However, according to the SKAS No. 15 Equity Method (Revised) effective January 1, 2008, the amounts are retrospectively reclassified to capital surplus or capital adjustment as appropriate.

When events or circumstances indicate that the carrying value of goodwill may not be recoverable, the Company audits goodwill for impairment and records any impairment loss immediately in the non-consolidated statement of income.

The Company’s share of its post-acquisition profits or losses in investments in associates and subsidiaries is recognized in the non-consolidated income statement, and its share of post-acquisition movements in equity is recognized in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of each investment. Changes in the carrying amount of an investment resulting from dividends by an associate, subsidiary or joint venture are recognized when the associate or subsidiary declares the dividend. When the Company’s share of losses in an associate, subsidiary or joint venture equals or exceeds its interest in the associate or subsidiary, including preferred stock or other long term loans and receivables issued by the associate, subsidiary or joint venture, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate or subsidiary.

If the investee is a subsidiary, net income and net assets of the parent company’s separate financial statements should agree with the parent company’s share in the net income and net assets of the consolidated financial statements, except when the Company discontinues the application of the equity method due to its investment in a subsidiary being reduced to zero.

Unrealized gains on transactions between the Company and its associates, subsidiaries or joint ventures are eliminated to the extent of the Company’s interest in each associate, subsidiary or joint venture.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(c)	Allowance for Loan Losses

In estimating the allowance for loan losses, the Company records the greater amount resulting from the provisioning methods based on an analysis of individual accounts or per Financial Supervisory Services (“FSS”) guidelines.

(d)	Property and Equipment

Property and equipment are stated at cost. Assets acquired through exchange, investment in kind or donation are recorded at their fair value. Depreciation is computed by the declining-balance method using rates based on the estimated useful lives of the respective assets or using the straight-line method over the estimated useful lives of the assets as follows:

Descriptions	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	”	”
Leasehold improvement	Straight-line	”
Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

(e)	Intangible Assets

Intangible assets comprise of software and are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized using the straight-line method over five years.

(f)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(g)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on salary rates and length of service at the time they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the end of reporting period is accrued in the accompanying non-consolidated statements of financial position. A portion of the liability is covered by an employees’ severance benefits trust where the employees have a vested interest in the deposit with the insurance company (or the bank) in trust. The deposit for severance benefits held in trust is, therefore, reflected in the accompanying non-consolidated statements of financial position as a reduction of the liability for retirement and severance benefits.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(h)	Translation of Foreign Currency Denominated Assets and Liabilities

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the end of the reporting period, with the resulting gains and losses recognized in current results of operations. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

(i)	Derivatives and Hedge Accounting

The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Attributable transaction costs are recognized in profit or loss when incurred.

Hedge accounting

Where a derivative, which meets certain criteria, is used for hedging the exposure to changes in the fair value of a recognized asset, liability or firm commitment, it is designated as a fair value hedge. Where a derivative, which meets certain criteria, is used for hedging the exposure to the variability of the future cash flows of a forecasted transaction it is designated as a cash flow hedge.

The Company documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company documents its assessment, both at hedge inception and on a monthly basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in fair values or cash flows of hedged items.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the non-consolidated statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity as other comprehensive income. The gain or loss relating to any ineffective portion is recognized immediately in the earnings. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at the time remains in equity and is recognized when the forecast transaction is ultimately recognized in earnings. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(i)	Derivatives and Hedge Accounting, Continued

Derivatives that do not qualify for hedge accounting

Changes in the fair value of derivative instruments that are not designated as fair value or cash flow hedges are recognized immediately in the non-consolidated statement of income.

Separable embedded derivatives

Changes in the fair value of separable embedded derivatives are recognized immediately in the non-consolidated statement of income

(j)	Share-Based Payments

The Company has granted shares or share options to its employees and other parties. For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity as a capital adjustment at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. If the fair value of the equity instruments cannot be estimated reliably at the measurement date, the Company measures them at their intrinsic value and recognizes the goods or services received based on the number of equity instruments that ultimately vest. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with changes in fair value recognized in profit or loss for the period. For transactions with an option of cash or equity settlement by the Company or the counterparty, the transaction is accounted for according to the substance of the transaction.

For cash-settled share-based payments prior to December 31, 2006, the fair value of the liability is remeasured under the intrinsic value method at each subsequent reporting date, with any changes in fair value recognized in profit or loss for the period.

(k)	Interest Income

Interest income on Company deposits and loans is recognized on an accrual basis, except for interest income on loans that are overdue. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received.

(l)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the end of reporting period.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(l)	Income Taxes, Continued

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Changes in deferred taxes due to a change in the tax rate except for those related to items initially recognized outside profit or loss (either in other comprehensive income or directly in equity) are recognized as income in the current period.

(m)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to non-consolidated financial statements. Actual results could differ from those estimates.

(n)	Earnings per Share

Earnings per share are calculated by dividing net income attributable to stockholders of the Company by the weighted-average number of shares outstanding during the period.

Diluted earnings per share are determined by adjusting net income attributable to stockholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares, which comprise redeemable convertible preferred stock and stock options.
3.	Cash and Due from Banks

As of December 31, 2009 and 2008, ~~W~~5.5 million of cash and due from banks was restricted as guaranteed deposits on bank accounts.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
4.	Equity Method Accounted Investments

Details of equity method accounted investments as of December 31, 2009 and 2008 were as follows:

	2009
							Accumulated
			Acquisition	Equity			other
	Beginning		(dividend),	method	Capital	Capital	comprehensive	Retained	Ending
Investees	balance		net	gain (loss)	surplus	adjustments	income	earnings	balance
Shinhan Bank	~~W~~	12,217,356	(12,569)	724,060	6,823	569	685,641	(4,301)	13,617,579
Shinhan Card		7,237,665	(49,064)	553,776	(3)	—	177,298	—	7,919,672
Shinhan Investment		1,803,002	(30,000)	26,129	200	—	42,089	—	1,841,420
Shinhan Life Insurance		846,106	(20,000)	134,926	—	64	21,679	—	982,775
Shinhan Capital		377,662	(24,991)	35,499	—	—	20,752	—	408,922
Jeju Bank		95,581	27,745	9,677	—	4,976	(2,759)	—	135,220
Shinhan Credit Information		14,268	—	1,117	—	—	—	—	15,385
Shinhan PE		11,059	—	3,600	—	124	—	—	14,783
SH Asset Management		64,989	(64,989)	—	—	—	—	—	—
Shinhan BNP Paribas AMC		33,318	38,652	20,615	—	(1,743)	723	—	91,565
Cardif Life Insurance		24,677	(25,438)	1,665	—	—	(904)	—	—
Shinhan Macquarie		—	—	—	—	—	—	—	—
SHC Management		8,899	—	(244)	—	—	—	—	8,655

	~~W~~	22,734,582	(160,654)	1,510,820	7,020	3,990	944,519	(4,301)	25,035,976

Shinhan Macquarie discontinued the application of the equity method because the book value of the equity method investment security was reduced to zero due to accumulated deficits. As a result, net income and net assets in the non-consolidated financial statements and those in the consolidated financial statements differ by ~~W~~980 million and ~~W~~2,751 million, respectively.

The market value of Jeju Bank shares owned by the Company was ~~W~~98,155 million as of December 31, 2009 based on the quoted market price (~~W~~6,440 per share) at that date.

Changes in (negative) goodwill for the year ended December 31, 2009 were as follows:

			Increase	Amortization
	Beginning balance		(decrease)	(reversal)	Ending balance
Shinhan Bank	~~W~~	531,217	2,216	(61,472)	471,961
Shinhan Card		3,584,041	1,084	(303,291)	3,281,834
Shinhan Investment		59,516	—	(17,004)	42,512
Shinhan Life Insurance		289,137	—	(41,803)	247,334
Shinhan Capital		8,373	3	(709)	7,667
Jeju Bank		(2,228)	—	685	(1,543)

	~~W~~	4,470,056	3,303	(423,594)	4,049,765

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
4.	Equity Method Accounted Investments, Continued

Changes in unrealized losses (gains) under the application of equity method for the year ended December 31, 2009 were as follows:

				Increase
Investees	Account	Beginning balance		(decrease)	Ending balance
Shinhan Bank	Derivatives, etc	~~W~~	7,664	(19,440)	(11,776)
Shinhan Card	Allowance for loan losses, etc		5,939	(1,903)	4,036
Shinhan Investment	Commission expense, etc		(7,310)	436	(6,874)
Shinhan Life Insurance	Deferred acquisition costs, etc		(49,779)	2,887	(46,892)
Shinhan Capital	Allowance for loan losses		5,232	(2,206)	3,026
Shinhan Credit Information	Allowance for loan losses		1	1	2
Shinhan PE	Allowance for loan losses		50	(25)	25
Cardif Life Insurance	Deferred acquisition costs		(12,672)	12,672	—

		~~W~~	(50,875)	(7,578)	(58,453)

	2008
							Accumulated
			Acquisition	Equity			other
	Beginning		(dividend),	method	Capital	Capital	comprehensive	Retained	Ending
Investees	balance		net	gain (loss)	surplus	adjustments	income	earnings	balance
Shinhan Bank	~~W~~	11,620,851	487,028	1,272,763	—	(19,572)	(1,164,303)	20,589	12,217,356
Shinhan Card		8,050,796	(1,310,073)	587,111	(78,391)	—	(11,778)	—	7,237,665
Shinhan Investment		1,696,710	—	136,621	—	—	(30,329)	—	1,803,002
Shinhan Life Insurance		815,188	(30,000)	70,640	—	(26)	(9,696)	—	846,106
Shinhan Capital		321,340	9,240	67,547	3,123	—	(23,588)	—	377,662
Jeju Bank		77,689	—	14,595	—	(8)	3,305	—	95,581
Shinhan Credit Information		12,365	—	1,903	—	—	—	—	14,268
Shinhan PE		10,631	—	418	—	(50)	60	—	11,059
SH Asset Management		—	64,989	—	—	—	—	—	64,989
Shinhan BNP Paribas AMC		30,841	(11,600)	14,077	—	—	—	—	33,318
Cardif Life Insurance		17,025	8,500	(2,204)	—	(42)	1,398	—	24,677
Shinhan Macquarie		3,534	(410)	(3,124)	—	—	—	—	—
SHC Management		1,086,650	(1,171,987)	18,968	75,268	—	—	—	8,899

	~~W~~	23,743,620	(1,954,313)	2,179,315	—	(19,698)	(1,234,931)	20,589	22,734,582

Shinhan Macquarie discontinued the application of the equity method because the book value of the equity method investment security was reduced to zero due to accumulated deficits. As a result, net income and net assets in the non-consolidated financial statements and those in the consolidated financial statements differ by ~~W~~1,771 million, respectively.

The market value of Jeju Bank shares owned by the Company was ~~W~~84,324 million as of December 31, 2008 based on the quoted market price (~~W~~8,700 per share) at that date.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
4.	Equity Method Accounted Investments, Continued

Changes in (negative) goodwill for the year ended December 31, 2008 were as follows:

			Increase	Amortization
	Beginning balance		(decrease)	(reversal)	Ending balance
Shinhan Bank	~~W~~	592,511	—	(61,294)	531,217
Shinhan Card		3,964,404	(9,240)	(371,123)	3,584,041
Shinhan Investment		76,522	—	(17,006)	59,516
Shinhan Life Insurance		330,939	—	(41,802)	289,137
Shinhan Capital		—	9,240	(867)	8,373
Jeju Bank		(2,915)	—	687	(2,228)

	~~W~~	4,961,461	—	(491,405)	4,470,056

Changes in unrealized losses (gains) under the application of equity method for the year ended December 31, 2008 were as follows:

				Increase
Investees	Account	Beginning balance		(decrease)	Ending balance
Shinhan Bank	Derivatives	~~W~~	(91,920)	99,584	7,664
Shinhan Card	Allowance for loan losses		3,250	2,689	5,939
Shinhan Investment	Commission expense		(6,909)	(401)	(7,310)
Shinhan Life Insurance	Deferred acquisition costs		(23,631)	(26,148)	(49,779)
Shinhan Capital	Allowance for loan losses		2,950	2,282	5,232
Shinhan Credit Information	Allowance for loan losses		—	1	1
Shinhan PE	Allowance for loan losses		25	25	50
Cardif Life Insurance	Deferred acquisition costs		(8,143)	(4,529)	(12,672)

		~~W~~	(124,378)	73,503	(50,875)

5.	Loans
(a)	Loans as of December 31, 2009 and 2008 consisted of the following:

	2009		2008

Loans in Won	~~W~~	1,575,000	2,410,000
Less: allowance for loan losses		(7,875)	(12,050)

	~~W~~	1,567,125	2,397,950

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
5.	Loans, Continued
(b)	Detail of loans in Won as of December 31, 2009 and 2008 were as follows:

	2009			2008
	Interest			Interest
Borrower	rate (%)	Amount		rate (%)	Amount
Shinhan Card	5.66~6.90	~~W~~	800,000	5.23~8.12	~~W~~	1,180,000
Shinhan Capital	4.99~6.90		600,000	4.99~8.20		1,040,000
Shinhan Investment	5.25~5.64		170,000	5.25~5.64		170,000
Shinhan PE	3.99		5,000	6.18~6.85		10,000
Cardif Life Insurance	—		—	9.00		10,000

		~~W~~	1,575,000		~~W~~	2,410,000

Allowance for loan losses			(7,875)			(12,050)

		~~W~~	1,567,125		~~W~~	2,397,950

(c)	The maturities of loans as of December 31, 2009 and 2008 were as follows:

	2009		2008

Due in three months or less	~~W~~	—	220,000
Due after three months through six months		50,000	255,000
Due after six months through 12 months		275,000	125,000
Due after one year through three years		1,200,000	1,400,000
Thereafter		50,000	410,000

	~~W~~	1,575,000	2,410,000

6.	Property and Equipment

Property and equipment as of December 31, 2009 and 2008 consisted of the following:

	2009		2008

Property and equipment:
Vehicles	~~W~~	—	171
Furniture and fixtures		1,673	1,599
Leasehold improvements		3,169	3,150

		4,842	4,920
Less: accumulated depreciation		(3,651)	(3,447)

	~~W~~	1,191	1,473

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
7.	Other Assets

Other assets as of December 31, 2009 and 2008 consisted of the following:

	2009		2008

Security deposits paid	~~W~~	8,974	9,982
Software		2,493	764
Account receivables		51,358	19,938
Accrued interest income		8,738	14,160
Advance payments		10	1,242
Prepaid expenses		11,567	59,012
Other		3,824	3,824

		86,964	108,922
Less: allowance for losses		(375)	(176)

	~~W~~	86,589	108,746

8.	Insured Assets

The Company maintains employee compensation insurance covering loss and liability arising from accidents.

9.	Borrowings
(a)	Borrowings as of December 31, 2009 and 2008 consisted of the following:

	2009			2008
	Interest			Interest
	rate (%)		Amount	rate (%)	Amount
Commercial Papers	~~W~~	3.35 ~ 6.53	674,000	5.98 ~ 8.13	1,155,300
(b)	The maturities of borrowings as of December 31, 2009 and 2008 were as follows:

	2009		2008

Due in three months or less	~~W~~	50,000	100,000
Due after three months through six months		280,000	215,000
Due after six months through 12 months		344,000	840,300

	~~W~~	674,000	1,155,300

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
10.	Debentures
(a)	Debentures as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Debentures in Won	~~W~~	5,400,000	7,090,000
Debentures in Foreign Currency		202,051	—
Less: discount on debentures		(8,733)	(11,667)

	~~W~~	5,593,318	7,078,333

(b)	Details of debentures in Won as of December 31, 2009 and 2008 were as follows:

		Interest
Issue date	Maturity date	rate (%)	2009		2008
Unsecured debentures in Won:
March 24, 2004	March 24, 2009	5.11	~~W~~	—	20,000
June 25, 2004	June 25, 2009	4.93		—	50,000
July 8, 2004	July 8, 2009	4.81		—	100,000
January 31, 2005	January 31, 2010	4.59		70,000	70,000
June 29, 2005	June 29, 2010	4.28		150,000	150,000
September 14, 2005	September 14, 2010	5.18		110,000	110,000
December 16, 2005	December 16, 2010	5.65		60,000	60,000
January 24, 2006	January 24, 2009	5.24		—	100,000
February 27, 2006	February 27, 2009	5.07		—	100,000
April 24, 2006	April 24, 2009	5.09		—	200,000
June 28, 2006	June 28, 2009	5.25		—	220,000
June 28, 2006	June 28, 2011	5.42		130,000	130,000
June 28, 2006	June 28, 2013	5.52		50,000	50,000
June 29, 2006	June 29, 2009	5.24		—	100,000
June 29, 2006	June 29, 2009	5.32		—	100,000
July 31, 2006	July 31, 2011	5.16		100,000	100,000
September 26, 2006	September 26, 2009	4.81		—	50,000
September 26, 2006	September 26, 2011	4.91		50,000	50,000
November 29, 2006	November 29, 2009	4.99		—	250,000
November 29, 2006	November 29, 2011	5.06		100,000	100,000
November 29, 2006	November 29, 2013	5.16		150,000	150,000
December 27, 2006	December 27, 2009	5.05		—	250,000
December 27, 2006	December 27, 2011	5.17		100,000	100,000
December 27, 2006	December 27, 2013	5.24		150,000	150,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
10.	Debentures, Continued

		Interest
Issue date	Maturity date	rate (%)	2009		2008
January 24, 2007	January 23, 2009	5.33		—	300,000
January 25, 2007	January 25, 2010	5.25		250,000	250,000
January 25, 2007	January 25, 2012	5.29		100,000	100,000
January 25, 2007	January 25, 2014	5.40		150,000	150,000
February 23, 2007	February 23, 2010	5.09		250,000	250,000
February 23, 2007	February 23, 2012	5.12		100,000	100,000
February 23, 2007	February 23, 2014	5.27		150,000	150,000
April 13, 2007	April 13, 2010	5.24		50,000	50,000
April 13, 2007	April 13, 2012	5.28		50,000	50,000
May 9, 2007	May 9, 2010	5.31		100,000	100,000
May 9, 2007	May 9, 2012	5.35		100,000	100,000
June 8, 2007	June 8, 2010	5.48		200,000	200,000
June 8, 2007	June 8, 2012	5.54		250,000	250,000
June 8, 2007	June 8, 2014	5.58		100,000	100,000
September 27, 2007	September 27, 2009	5.52		—	350,000
September 27, 2007	September 27, 2010	5.91		100,000	100,000
November 27, 2007	November 27, 2010	6.24		50,000	50,000
November 27, 2007	November 27, 2012	6.33		100,000	100,000
December 18, 2007	December 18, 2010	6.69		50,000	50,000
December 18, 2007	December 18, 2012	6.78		50,000	50,000
January 23, 2008	January 23, 2011	6.46		150,000	150,000
January 23, 2008	January 23, 2013	6.51		50,000	50,000
February 21, 2008	February 21, 2011	5.51		150,000	150,000
March 12, 2008	March 12, 2011	5.71		250,000	250,000
June 27, 2008	June 27, 2011	6.41		200,000	200,000
July 31, 2008	July 31, 2011	6.76		150,000	150,000
December 11, 2008	December 11, 2010	7.83		40,000	40,000
December 11, 2008	December 11, 2011	8.01		480,000	480,000
December 11, 2008	December 11, 2013	8.11		10,000	10,000
September 29, 2009	September 29, 2012	5.38		200,000	—
November 27, 2009	November 27, 2012	5.07		190,000	—
November 27, 2009	November 27, 2014	5.52		110,000	—

				5,400,000	7,090,000
Discount on debentures				(8,263)	(11,667)

			~~W~~	5,391,737	7,078,333

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
10.	Debentures, Continued
(c)	Details of debentures in foreign currency as of December 31, 2009 and 2008 were as follows:

		Interest
Issue date	Maturity date	rate (%)	2009		2008
Unsecured debentures in Foreign Currency:
September 29, 2009	September 29, 2011	3M Libor(JPY) + 1.1%	~~W~~	202,051	—
Discount on debentures				(470)	—

			~~W~~	201,581	—

(d)	The maturities of debentures as of December 31, 2009 and 2008 were as follows:

	2009		2008

Due in three months or less	~~W~~	570,000	520,000
Due after three months through six months		500,000	670,000
Due after six months through 12 months		410,000	1,000,000
Due after one year through three years		3,202,051	3,340,000
Thereafter		920,000	1,560,000

	~~W~~	5,602,051	7,090,000

11.	Other Liabilities

Other liabilities as of December 31, 2009 and 2008 consisted of the following:

	2009		2008

Withholding taxes	~~W~~	2,516	3,509
Dividends payable		2,631	2,678
Accounts payable		5,056	1,936
Accrued expenses		98,875	56,113
Unearned interest		122	8,853
Derivatives (Note 12)		14,386	—

	~~W~~	123,586	73,089

12.	Derivatives and Hedge Accounting

Details of derivative instruments as of December 31, 2009 were as follows:

			Fair value		Valuation gain (loss)
Accumulated other
	Notional				Operating revenue	comprehensive
Type	amount		Asset	Liabilities	(expenses)	income
Currency swap	~~W~~	205,051	—	14,386	(10,109)	(4,277)

(*)	Hedged item is debentures in foreign currency. The Company is hedging cash flow volatility due to foreign currency and interest fluctuation through currency swap.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
13.	Retirements and Benefits

Changes in retirement and severance benefits for the years ended December 31, 2009 and 2008 were as follows:

	2009		2008
Estimated liability at beginning of year	~~W~~	2,492	1,903
Payment		(1,051)	(311)
Provision		1,425	632
Succession in accrued severance benefits		875	268

Estimated liability at end of year	~~W~~	3,741	2,492
Less: deposit for severance benefit insurance		(2,300)	(1,531)

Ending balance		1,441	961

14.	Commitments and Contingencies

As of December 31, 2009, the Company was involved in one pending lawsuit as a defendant. The details of the lawsuit are as follows:

Plaintiff	Description	Claim amount		Status
Korea Deposit Insurance Corporation	Claim for earn-out payment relating to acquisition of Chohung Bank	~~W~~	9,059	Pending in Seoul High Court
15.	Capital Stock
(a)	As of December 31, 2009, details of preferred stock issued by the Company were as follows:

		Predetermined
	Number of	dividend rate (%)
	shares	(*)	Redeemable period
Redeemable preferred stock:
Series 5	9,316,793	4.04	August 19, 2008 - August 18, 2010
Series 8	66,666	7.86	July 19, 2010 - August 18, 2010
Series 10 (**)	28,990,000	7.00	January 25, 2012 - January 25, 2027

	38,373,459
Convertible redeemable preferred stock:
Series 11 (***)	14,721,000	3.25	January 25, 2012 - January 25, 2027

	53,094,459

(*)	Based on issue price

(**)	The Company maintains the right to redeem Series 10 redeemable preferred stock in part or in its entirety within the redeemable period.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
15.	Capital Stock, Continued

(***)	Details with respect to the conversion right of the Company are as follows:
Conversion period : January 26, 2008 — January 25, 2012
Conversion ratio : One common stock per one preferred stock
Conversion price in Won : ~~W~~57,806
The following redeemable preferred stocks were redeemed as of December 31, 2009. As a result, the amount of capital stock differs from the total par value of the outstanding capital stock.

	Redeemable
Redemption year	preferred stock	Number of shares	Redemption amount
2009	Series 4	9,316,792	~~W~~	172,793
2008	Series 3	9,316,792		172,812
	Series 7	2,433,334		365,022
2007	Series 2	9,316,792		172,812
2006	Series 1	9,316,792		172,831
	Series 6	3,500,000		525,033

		43,200,502	~~W~~	1,581,303

(b)	Details of changes in capital stock for the years ended December 31, 2009 and 2008 were as follows:

	Number of		Common	Preferred
	shares		stock	stock
Balance at January 1, 2008	~~W~~	470,360,964	1,980,998	481,475
Repayment of preferred stock		(11,750,126)	—	—

Balance at December 31, 2008		458,610,838	1,980,998	481,475

Issuance of common stock		78,000,000	390,000	—
Repayment of preferred stock		(9,316,792)	—	—

Balance at December 31, 2009	~~W~~	527,294,046	2,370,998	481,475

(c)	Details of preferred stock which was redeemed by appropriation of retained earnings for the years ended December 31, 2009 and 2008 .

			Redemption
	Number of		price		Redemption
December 31, 2009	shares	Redemption date	per share		amount
Series 4 redeemable preferred stock	9,316,792	August 19, 2009	~~W~~	18,546.425	~~W~~	172,793

			Redemption
	Number of		price		Redemption
December 31, 2008	shares	Redemption date	per share		amount
Series 3 redeemable preferred stock	9,316,792	August 19, 2008	~~W~~	18,548.427	~~W~~	172,812
Series 7 redeemable preferred stock	2,433,334	August 19, 2008		150,009.493		365,023

	11,750,126				~~W~~	537,835

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
15.	Capital Stock, Continued
(d)	Details of reserve for repayment of preferred shares for the year ended December 31, 2009 were as follows:

			Redemption
	Number of		price		Redemption
December 31, 2009	shares	Redemption date	per share		amount
Series 5 redeemable preferred stock	9,316,793	August 19, 2010	~~W~~	18,546.425	~~W~~	172,793
Series 8 redeemable preferred stock	66,666	August 19, 2010		150,009.452		10,001

	9,383,459				~~W~~	182,794

16.	Retained Earnings

Retained earnings as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Legal reserve	~~W~~	1,021,878	819,838
Retained earnings before appropriation		6,163,727	5,481,556

	~~W~~	7,185,605	6,301,394

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.
17.	Share-Based Payments
(a)	Details of cash-settled share-based payments granted as of December 31, 2009 were as follows:

	4th grant		5th grant
Grant date	March 30, 2005		March 21, 2006
Exercise price in Won	~~W~~	28,006	~~W~~	38,829
Number of shares granted		2,695,200		3,296,200
Vesting period	Within four years after three years from grant date		Within four years after three years from grant date
Changes in number of shares granted:
Balance at January 1, 2009		1,983,258		2,765,738
Exercised or canceled		215,850		119,449
Balance at December 31, 2009		1,767,408		2,646,289
Exercisable at December 31, 2009		1,767,408		2,646,289

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
17.	Share-Based Payments, Continued
(b)	Details of share-based payment with the choice of settlement by the Company as of December 31, 2009 were as follows:

		6th grant	7th grant

Grant date		March 20, 2007	March 19, 2008
Exercise price in Won	~~W~~	54,560	~~W~~	49,053
Number of shares granted		1,301,050		808,700
Vesting period		Within four years after three years from grant date	Within four years after three years from grant date
Terms:
		Two years from	Two years from
Service period		grant date	grant date
Market performance
		Increase rate of	Increase rate of
Management		stock price and	stock price and
		target ROE	target ROE
		Achievement of
		annual target ROE
Employee		for three consecutive		—
		years
Changes in number of shares granted:
Outstanding at January 1, 2009		1,157,898		702,860
Canceled or forfeited		47,471		28,622
Outstanding at December 31, 2009		1,110,427		674,238
Exercisable at December 31, 2009		—		—
Assumptions used to determine the fair value of options:
Risk-free interest rate		3.98%		4.37%
Expected exercise period		2.25 years	3.25 years
Expected stock price volatility		44.94%		39.92%
Expected dividend yield		0.81%		1.46%
		Management: ~~W~~7,585
Weighted average fair value		Employee: ~~W~~8,638	~~W~~	9,852
The Company has the option to settle cash or equity in respect to share-based payments. For the sixth and seventh grant, the Company recognized compensation costs as an expense and a liability as accrued expense.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
17.	Share-Based Payments, Continued
(c)	Changes in stock compensation costs for the year ended December 31, 2009 were as follows:

		Employee of
		Shinhan
Stock options		Financial
granted	Stock compensation cost	Group		Subsidiaries	Total

2nd	Recorded at beginning of the year	~~W~~	7,303	24,252	31,555
	Incurred during the year		(84)	(450)	(534)
	To be recorded in subsequent years		—	—	—

3rd	Recorded at beginning of the year		8,159	20,969	29,128
	Incurred during the year		(144)	(1,038)	(1,182)
	To be recorded in subsequent years		—	—	—

4th	Recorded at beginning of the year		1,374	12,517	13,891
	Incurred during the year		4,879	23,008	27,887
	To be recorded in subsequent years		—	—	—

5th	Recorded at beginning of the year		—	—	—
	Incurred during the year		2,791	14,874	17,665
	To be recorded in subsequent years		—	—	—

6th	Recorded at beginning of the year		428	2,113	2,541
	Incurred during the year		964	5,176	6,140
	To be recorded in subsequent years		—	—	—

7th	Recorded at beginning of the year		183	885	1,068
	Incurred during the year		1,027	3,999	5,026
	To be recorded in subsequent years		104	409	513

Total	Recorded at beginning of the year		17,447	60,736	78,183
	Incurred during the year		9,433	45,569	55,002
	To be recorded in subsequent years	~~W~~	104	409	513

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
18.	General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2009 and 2008 were as follows:

	2009		2008
Salaries	~~W~~	26,479	3,857
Provision for retirement and severance benefits		1,425	632
Other employee benefits		1,797	1,545
Rental		1,164	1,085
Entertainment		1,387	918
Depreciation		460	514
Amortization		433	297
Taxes and dues		609	439
Advertising		18,788	15,168
Fees and commission		15,570	14,422
Other		3,035	7,796

	~~W~~	71,147	46,673

19.	Income Taxes
(a)	For the years ended December 31, 2009 and 2008, the Company recognized ~~W~~13 million and ~~W~~6,423 million of income tax benefits, resulting from the reversal of income tax, respectively.

(b)	The reconciliation of income for financial reporting purposes and taxable income for the years ended December 31, 2009 and 2008 were as follows:

	2009		2008
Net income before income tax expense		1,306,279	2,013,975
Statutory tax rate		24.2%	27.5%
Income tax calculated at the statutory tax rate		316,119	553,843

Adjustment:
Income not assessable for tax purposes		(16,125)	(598,484)
Expenses not deductible for tax purposes		1,049	706
Unrealizable temporary difference		(301,852)	40,501
Other		809	3,434
Reversal of income tax		(13)	(6,423)

Income tax benefits	~~W~~	(13)	(6,423)

Effective income tax rate		(0.00)%	(0.32)%

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
19.	Income Taxes, Continued
(c)	Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2009 and 2008 were as follows:

	2009
	Beginning				Ending
	balance (*)		Increase	Decrease	balance
Temporary differences:

Equity method accounted investments	~~W~~	(4,793,469)	(2,479,625)	(165,137)	(7,107,957)
Retirement and severance benefits		1,620	1,379	380	2,619
Accrued expenses		7,627	10,016	1,032	16,611
Deposit for severance benefit insurance		(1,531)	(1,150)	(380)	(2,301)
Account payable		—	2,872	—	2,872
Derivatives		—	14,386	—	14,386
Debentures in foreign currency		—	(10,818)	—	(10,818)
Other		—	397	—	397

Total temporary differences		(4,785,753)	(2,462,543)	(164,105)	(7,084,191)

Unrealizable temporary differences (**)		4,575,446			7,104,744

Net temporary differences		(210,307)			20,553

Tax effects of temporary differences		(46,267)			4,786

Tax effects of tax loss carryforwards		66,182			87,133

Net tax effects		19,915			91,919

Tax effects recorded in non-consolidated financial statements	~~W~~	—			—

(*)	Differences resulting from finalization of the prior year tax return are reflected in the beginning balance of the current period.

(**)	Unrealizable temporary differences as of December 31, 2009 represents temporary differences related to certain dividend income from equity method accounted investments of ~~W~~7,107,957 million less realizable portion of ~~W~~3,213 million.
The net tax effects of ~~W~~91,919 million as of December 31, 2009 were not recognized as deferred tax assets due to uncertainty in realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
19.	Income Taxes, Continued

	2008
	Beginning				Ending
	balance		Increase	Decrease	balance
Temporary differences:

Equity method accounted investments	~~W~~	(6,196,693)	(2,199,904)	(3,616,207)	(4,780,390)
Retirement and severance benefits		1,508	200	432	1,276
Accrued expenses		23,935	2,933	19,241	7,627
Deposit for severance benefit insurance		(1,189)	(519)	(432)	(1,276)

Total temporary differences		(6,172,439)	(2,197,290)	(3,596,966)	(4,772,763)

Unrealizable temporary differences (*)		6,189,425			4,772,315

Net temporary differences		16,986			(449)

Tax effects of temporary differences		4,671			(99)

Tax effects of tax loss carryforwards		65,803			66,149

Net tax effects		70,474			66,050

Tax effects recorded in non-consolidated financial statements	~~W~~	—			—

(*)	Unrealizable temporary differences as of December 31, 2008 represents temporary differences related to certain dividend income from equity method accounted investments of ~~W~~4,780,390 million less realizable portion of ~~W~~8,075 million.
The net tax effects of ~~W~~66,050 million as of December 31, 2008 were not recognized as deferred tax assets due to uncertainty of realization.

(d)	Deductible temporary differences and the carryforwards of unused tax losses in respect of which deferred tax assets have not been recognized as of December 31, 2009 were as follows:

	Amount		Maturity date

Unused tax losses:
For the years ended December 31, 2005	~~W~~	65,132	2010
For the years ended December 31, 2006		55,913	2011
For the years ended December 31, 2007		164,913	2012
For the years ended December 31, 2009		97,996	2019

		383,954

Temporary differences:
Retirement and severance benefits		2,619	—
Accrued expenses		16,611	—
Accounts Payable		2,872	2010
Derivatives		14,386	2011
Other		397	—

		36,885

	~~W~~	420,839

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
19.	Income Taxes, Continued
(e)	Taxable temporary differences in respect of which deferred tax liabilities have not been recognized as of December 31, 2009 and 2008 were as follows:

	2009		2008

Investments in subsidiaries	~~W~~	7,107,957	4,780,390
Deposit for severance benefit insurance		2,301	1,276
Debentures in foreign currency		10,818	—

	~~W~~	7,121,076	4,781,666

20.	Earning Per Share
(a)	Earning per share

Earning per common share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company’s earnings per share for the years ended December 31, 2009 and 2008 were as follows:

	2009		2008
Net income for period	~~W~~	1,306,292	2,020,398
Less: dividends on preferred stock		242,469	249,319

Net income available for common stock		1,063,823	1,771,079
Weighted average number of common shares outstanding (*)		461,500,172	417,673,260

Earnings per share in Won	~~W~~	2,305	4,240

(*)	Weighted average number of common shares outstanding for the years ended December 31, 2009 and 2008 were as follows:

	2009
	Number	Number	Accumulated number
	of shares	of days	of shares

Outstanding at January 1, 2009	417,673,260	365	152,450,739,900
Effect of treasury stocks sold	529	42	22,218
Common Stock Issuance	54,497,285	283	15,422,731,655
Capital increase without consideration	2,028,513	283	574,069,179

Outstanding at December 31, 2009	474,199,587		168,447,562,952

			365

Weighted average number of common shares			461,500,172

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
20.	Earning Per Share, Continued

	2008
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at January 1, 2008	396,199,587	366	145,009,048,842
Effect of treasury stocks held	(529)	366	(193,614)
Capital increase without consideration	21,474,202	366	7,859,557,932

Outstanding at December 31, 2008	417,673,260		152,868,413,160

			366

Weighted average number of common shares			417,673,260

(b)	Diluted earnings per share
Details of diluted earnings per share due to dilutive effect for the years ended December 31, 2009 and 2008 were as follows:

	2009		2008

Ordinary income available for common stock	~~W~~	1,063,823	1,771,079
Add: dividends on redeemable convertible preferred stock		27,656	27,656

Diluted net earnings		1,091,479	1,798,735
Weighted average number of common shares outstanding (diluted) (*)		476,221,172	432,781,042

Diluted earnings per share in Won	~~W~~	2,292	4,156

(*)	Weighted average number of common shares outstanding and common equivalent shares for the years ended December 31, 2009 and 2008 were as follows:

	2009	2008
Weighted average number of shares outstanding(basic)	461,500,172	417,673,260
Effect of conversion of convertible redeemable preferred stock	14,721,000	14,721,000
Effect of stock opton on issue	—	386,782

Weighted average number of shares outstanding(diluted)	476,221,172	432,781,042

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
20.	Earning Per Share, Continued
(c)	Earnings per share and diluted earnings per share for the year ended December 31, 2008 which were ~~W~~4,470 and ~~W~~4,373, respectively, presented above have been recalculated reflecting the effect of capital increase without consideration resulted from common stock issuance by way of rights issue to stockholders.

(d)	Exercisable stock options, excluded in calculating earnings per share

		Number of shares
	Exercisable period	exercisable
Stock options	March 21, 2010 - March 20, 2014	1,110,427
Stock options	March 20, 2011 - March 19, 2015	674,238
21.	Dividends
(a)	Dividends for the years ended December 31, 2009 and 2008 were as follows:

	2009
	Common		Preferred
	shares		shares	Total
Total number of shares issued and outstanding		474,199,587	53,094,459	527,294,046
Face value per share in Won		5,000	5,000	5,000
Dividend per share in Won (rate per share) (*)	~~W~~	400 (8%)	4,486 (89.72%)	811 (16.22%)

Dividends	~~W~~	189,680	238,180	427,860

(*)	A weighted average amount was applied for dividends per share on preferred stock as follows:

	Number of	Dividends per share	Dividend rate
	shares	in Won	per share (%)	Dividends
Redeemable preferred stock:

Series 5	9,316,793	730.674	14.6135	6,808
Series 8	66,666	11,790	235.80	786
Series 10	28,990,000	7,000	140.00	202,930
Series 11	14,721,000	1,878.695	37.5739	27,656

	53,094,459			238,180

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
21.	Dividends, Continued

	2008
	Common		Preferred
	shares		shares	Total
Total number of shares issued and outstanding		396,199,587	62,411,251	458,610,838
Shares excluded (*)		529	—	529

		396,199,058	62,411,251	458,610,309
Face value per share in Won		5,000	5,000	5,000
Dividend per share in Won (rate per share) (**)	~~W~~	—	3,925 (78.51%)	534 (10.68%)

Dividends	~~W~~	—	244,987	244,987

(*)	Dividends on shares held by subsidiaries as of December 31, 2008 are not paid.

(**)	A weighted average amount was applied for dividends per share on preferred stock as follows:

	Number of	Dividends per share	Dividend rate
	shares	in Won	per share (%)	Dividends
Redeemable preferred stock:

Series 4	9,316,792	730.674	14.6135	6,807
Series 5	9,316,793	730.674	14.6135	6,807
Series 8	66,666	11,790	235.80	786
Series 10	28,990,000	7,000	140.00	202,930
Series 11	14,721,000	1,878.695	37.5739	27,657

	62,411,251			244,987

(b)	Payout ratios for the years ended December 31, 2009 and 2008 were calculated as follows:

	2009					2008
	Common shares			Preferred shares	Total	Common shares		Preferred shares	Total
Dividends in Won	~~W~~	189,680		238,180	427,860	—		244,987	244,987
Net earning in Won		1,068,112(*	)	238,180	1,306,292	1,775,411 (*	)	244,987	2,020,398

Payout ratios (%)		17.76%			32.75%	0.00%			12.13%

(*)	Net earnings for common stock after deducting preferred stock
(c)	Dividend yields on common shares for the years ended December 31, 2009 and 2008 were calculated as follows:

	2009		2008
Dividends per share in Won	~~W~~	400	—
Average stock price in Won (*)		44,563	—

Dividends yields (%)		0.90%	0.00%

(*)	Stock price is the average of the quote prices during the week ending two days prior to the record date.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
22.	Related Party Transactions
(a)	Details of transactions

Significant transactions with the related parties for the years ended December 31, 2009 and 2008 were as follows:

Related party	Account	2009		2008
<Revenue>
Shinhan Bank	Interest income	~~W~~	3,715	7,329
”	Royalty		113,249	90,911
”	Interest Income on Deposit for severance benefit		9	—
”	Non-operating income		31	—
Shinhan Card	Interest income		60,790	53,310
”	Royalty		9,484	18,825
Shinhan Investment	Interest income		9,340	9,290
”	Royalty		4,337	9,266
Shinhan Life Insurance	Royalty		6,605	13,542
Shinhan Capital	Interest income		49,098	53,877
”	Royalty		1,461	1,354
Jeju Bank	Royalty		500	961
Shinhan Credit Information	Royalty		60	143
Shinhan PE	Interest income		438	425
”	Royalty		12	14
Shinhan BNP Paribas AMC	Royalty		142	370
Cardif Life Insurance	Interest income		222	12
”	Royalty		79	232
Shinhan Macquarie	Royalty		9	59
Shinhan Data System	Royalty		50	94
Shinhan Aitas	Royalty		37	—

			259,668	260,014

<Expense>
Shinhan Bank	Rental expense	~~W~~	733	735
Shinhan Investment	Commission expense		540	655
Shinhan Life Insurance	Insurance expense		20	15
Shinhan Data System	Commission expense		182	3

			1,475	1,408

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
22.	Related Party Transactions, Continued
(b)	Account balances

Significant balances with the related parties as of December 31, 2009 and 2008 were as follows:

Creditor	Debtor	Account	2009		2008
Shinhan Financial Group	Shinhan Bank	Due from banks	~~W~~	9,823	305,771
”	"	Security deposits paid		8,974	9,982
”	"	Accrued interest income		—	235
”	"	Accounts receivable		38,240	9,912
”	"	Deposit for severance benefit		2,300	1,531
”	Shinhan Card	Loans in Won		800,000	1,180,000
”	"	Accrued interest income		3,682	6,988
”	"	Accounts receivable		3,517	891
”	Shinhan Investment	Loans in Won		170,000	170,000
”	"	Accrued interest income		1,569	1,544
”	"	Accounts receivable		4,443	995
”	Shinhan Life Insurance	Accounts receivable		2,533	355
”	Shinhan Capital	Loans in Won		600,000	1,040,000
”	"	Accrued interest income		3,412	5,316
”	"	Accounts receivable		1,822	1,145
”	Shinhan Credit Information	Accounts receivable		476	97
”	Shinhan PE	Loans in Won		5,000	10,000
”	Shinhan BNP Paribas AMC	Accounts receivable		68	14
”	Cardif Life Insurance	Accrued interest income		—	12
”	"	Loans in Won		—	10,000
”	Shinhan Macquarie	Accounts receivable		75	59
”	SHC Management	Accounts receivable		68	12
”	Shinhan Data System	Accounts receivable		190	36

				1,656,192	2,754,895

Shinhan Card	Shinhan Financial Group	Accounts payable		234	152
Shinhan Capital	"	Unearned interest		—	8,492
Shinhan PE	"	Unearned interest		122	361
Shinhan Data System	"	Accounts payable		1	—

				357	9,005

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
22.	Related Party Transactions, Continued
(c)	Compensation of key management personnel for the for the years ended December 31, 2009 and 2008 was as follows:

	2009		2008
Salaries	~~W~~	4,521	6,205
Share-based payment		9,189	(13,789)
Performance compensation		2,692	3,449

		16,402	(4,135)

23.	Accumulated Other Comprehensive Income
(a)	Accumulated other comprehensive income as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Unrealized holding gain on equity method accounted investments	~~W~~	1,194,264	267,762
Unrealized holding loss on equity method accounted investments		(7,414)	(25,431)
Valuation loss on derivatives		(4,277)	—

	~~W~~	1,182,573	242,331

(b)	Comprehensive income for the years ended December 31, 2009 and 2008 were as follows:

	2009		2008
Net income	~~W~~	1,306,292	2,020,398
Other comprehensive income:
Unrealized holding gain on equity method accounted investments		926,502	(1,229,998)
Unrealized holding loss on equity method accounted investment		18,017	(4,933)
Valuation loss on derivatives		(4,277)	—

Comprehensive income	~~W~~	2,246,534	785,467

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
24.	Statements of Cash Flows

Significant transactions not involving cash inflows or outflows for the years ended December 31, 2009 and 2008 were as follows:

	2009		2008
Changes in capital adjustment on equity method accounted investments	~~W~~	15,745	19,698
Changes in unrealized holding gain (loss) on equity method accounted investments		944,519	1,234,931
Changes in retained earnings due to application of the equity method		4,301	20,589
Accounts receivable related to stock option		37,901	13,457

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
25.	Condensed Financial Statements of Subsidiaries
(a)	Statements of Financial Position

The condensed statements of financial position of subsidiaries as of December 31, 2009 and 2008 were as follows:

	2009
Subsidiaries	Total assets		Total liabilities	Total equity
Shinhan Bank	~~W~~	202,237,352	188,821,769	13,415,583
Shinhan Card		17,572,883	12,931,389	4,641,494
Shinhan Investment		7,551,810	5,785,472	1,766,338
Shinhan Life Insurance		10,054,742	9,274,787	779,955
Shinhan Capital		3,652,012	3,253,784	398,228
Jeju Bank		2,950,155	2,736,667	213,488
Shinhan Credit Information		19,763	4,380	15,383
Shinhan PE		21,765	7,003	14,762
Shinhan BNP Paribas AMC		167,973	27,110	140,863
Shinhan Macquarie		9,512	15,164	(5,652)
SHC Management		8,730	75	8,655

	~~W~~	244,246,697	222,857,600	21,389,097

	2008
Subsidiaries	Total assets		Total liabilities	Total equity
Shinhan Bank	~~W~~	213,569,099	201,621,217	11,947,882
Shinhan Card		17,075,575	13,420,864	3,654,711
Shinhan Investment		7,315,710	5,605,646	1,710,064
Shinhan Life Insurance		8,517,262	7,913,024	604,238
Shinhan Capital		4,007,728	3,643,671	364,057
Jeju Bank		2,903,390	2,731,541	171,849
Shinhan Credit Information		16,344	2,077	14,267
Shinhan PE		21,834	10,822	11,012
SH Asset Management		97,880	32,891	64,989
Shinhan BNP Paribas AMC		82,944	16,308	66,636
Cardif Life Insurance		1,269,383	1,194,741	74,642
Shinhan Macquarie		13,297	16,840	(3,543)
SHC Management		12,419	3,520	8,899

	~~W~~	254,902,865	236,213,162	18,689,703

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
25.	Condensed Financial Statements of Subsidiaries, Continued
(b)	Statements of Income

Condensed statements of income of subsidiaries for the years ended December 31, 2009 and 2008 were as follows:

	2009
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	41,466,693	40,233,903	1,232,790	1,066,208	748,664
Shinhan Card		3,693,714	2,578,916	1,114,798	1,100,554	856,755
Shinhan Investment		1,583,574	1,547,127	36,447	56,911	44,184
Shinhan Life Insurance		3,418,331	3,181,967	236,364	224,375	173,973
Shinhan Capital		449,042	397,502	51,540	50,516	38,413
Jeju Bank		189,400	172,710	16,690	16,911	12,837
Shinhan Credit Information		35,367	34,252	1,115	1,441	1,115
Shinhan PE		8,348	3,953	4,395	4,913	3,625
Shinhan BNP Paribas AMC		115,227	70,008	45,219	42,624	31,714
Shinhan Macquarie		3,706	6,149	(2,443)	(2,832)	(2,110)
SHC Management		—	762	(762)	(288)	(244)

	~~W~~	50,963,402	48,227,249	2,736,153	2,561,333	1,908,926

	2008
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	49,507,280	47,601,469	1,905,811	1,903,136	1,446,727
Shinhan Card		4,145,875	2,866,883	1,278,992	1,324,375	940,575
Shinhan Investment		1,872,657	1,681,118	191,539	209,409	156,301
Shinhan Life Insurance		2,859,518	2,667,093	192,425	186,394	139,234
Shinhan Capital		638,879	549,933	88,946	88,292	66,132
Jeju Bank		218,625	186,382	32,243	30,767	22,124
Shinhan Credit Information		26,429	24,699	1,730	2,401	1,902
Shinhan PE		5,277	3,198	2,079	1,051	394
Shinhan BNP Paribas AMC		95,092	56,178	38,914	38,910	28,155
SH Asset Management		40,428	20,005	20,423	19,949	14,330
Cardif Life Insurance		81,363	81,373	(10)	4,138	4,600
Shinhan Macquarie		11,668	23,791	(12,123)	(11,704)	(9,790)
SHC Management		9,212	1,897	7,315	26,256	18,968

	~~W~~	59,512,303	55,764,019	3,748,284	3,823,374	2,829,652

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
26.	Funding and Operating Status of the Company and Subsidiaries
(a)	The funding status of the Company and its subsidiaries as of December 31, 2009 and 2008 were as follows:

	2009
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	674,000	5,593,318	6,267,318
Shinhan Bank		135,284,956	14,196,594	23,822,222	173,303,772
Shinhan Card		—	1,461,658	8,483,809	9,945,467
Shinhan Investment		921,262	2,665,641	49,947	3,636,850
Shinhan Life Insurance		—	7,600	—	7,600
Shinhan Capital		—	1,102,417	1,990,489	3,092,906
Jeju Bank		2,332,462	77,871	143,340	2,553,673
Shinhan PE		—	5,000	—	5,000
Shinhan Macquarie		—	990	—	990

	~~W~~	138,538,680	20,191,771	40,083,125	198,813,576

	2008
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	1,155,300	7,078,333	8,233,633
Shinhan Bank		119,237,971	20,410,420	32,418,157	172,066,548
Shinhan Card		—	2,386,275	7,916,599	10,302,874
Shinhan Investment		1,195,209	3,956,431	—	5,151,640
Shinhan Life Insurance		—	7,600	—	7,600
Shinhan Capital		—	1,742,791	1,740,739	3,483,530
Jeju Bank		2,294,628	78,791	143,400	2,516,819
Shinhan PE		—	10,000	—	10,000
SH Asset Management		—	25,880	—	25,880
Cardif Life Insurance		—	20,000	—	20,000
Shinhan Macquarie		—	990	—	990

	~~W~~	122,727,808	29,794,478	49,297,228	201,819,514

(*)	Net of discount on debentures

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
26.	Funding and Operating Status of the Company and Subsidiaries, Continued
(b)	The operating status of the Company and subsidiaries as of December 31, 2009 and 2008 were as follows:

	2009
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	1,567,125	25,035,976	429,825	27,032,926
Shinhan Bank		139,956,199	39,540,193	8,942,395	188,438,787
Shinhan Card		14,615,371	411,444	1,371	15,028,186
Shinhan Investment		930,726	4,365,966	1,062,661	6,359,353
Shinhan Life Insurance		2,520,394	4,528,593	237,955	7,286,942
Shinhan Capital		3,063,703	351,683	1,187	3,416,573
Jeju Bank		2,205,225	511,340	34,908	2,751,473
Shinhan Credit Information		—	—	9,617	9,617
Shinhan PE		—	13,813	6,054	19,867
Shinhan BNP Paribas AMC		1,190	2,323	136,847	140,360
SHC Management		—	—	8,531	8,531

	~~W~~	164,859,933	74,761,331	10,871,351	250,492,615

	2008
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	2,397,950	22,734,582	670,815	25,803,347
Shinhan Bank		145,341,827	36,592,260	8,578,930	190,513,017
Shinhan Card		13,679,402	453,533	51,650	14,184,585
Shinhan Investment		748,485	4,561,457	1,180,735	6,490,677
Shinhan Life Insurance		2,379,538	3,438,141	421,635	6,239,314
Shinhan Capital		2,226,141	298,717	8,297	2,533,155
Jeju Bank		2,066,294	491,256	114,832	2,672,382
Shinhan Credit Information		—	—	9,158	9,158
Shinhan PE		—	13,269	6,950	20,219
SH Asset Management		464	923	86,154	87,541
Shinhan BNP Paribas AMC		516	304	66,006	66,826
Cardif Life Insurance		1,692	107,023	7,556	116,271
Shinhan Macquarie		—	—	10,755	10,755
SHC Management		—	—	12,037	12,037

	~~W~~	168,842,309	68,691,465	11,225,510	248,759,284

(*)	Net of allowance for loan losses, present value discounts and deferred loan origination fees

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
27.	Contribution by Subsidiaries to the Company’s Net Income

Effects on the Company’s net income due to the equity method for the years ended December 31, 2009 and 2008 were as follows:

	2009			2008
	Amount		Ratio(%)	Amount	Ratio(%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	724,060	47.93	1,272,763	58.39
Shinhan Card		553,776	36.65	587,111	26.94
Shinhan Investment		26,129	1.73	136,621	6.27
Shinhan Life Insurance		134,926	8.93	70,640	3.24
Shinhan Capital		35,499	2.35	67,547	3.10
Jeju Bank		9,677	0.64	14,595	0.67
Shinhan Credit Information		1,117	0.08	1,903	0.09
Shinhan PE		3,600	0.24	418	0.02
Shinhan BNP Paribas AMC		20,615	1.36	14,077	0.65
Cardif Life Insurance		1,665	0.11	(2,204)	(0.10)
Shinhan Macquarie		—	0.00	(3,124)	(0.14)
SHC Management		(244)	(0.02)	18,968	0.87

		1,510,820	100.00	2,179,315	100.00

Other income		300,434		278,696
Other expense		504,962		437,613

Net income for period	~~W~~	1,306,292		2,020,398

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
28.	Allowance for Loan Losses of the Company and Subsidiaries
Changes in the allowance for loan losses of the Company and its subsidiaries for the years ended December 31, 2009 and 2008 were as follows:

	2009
			Increase	Ending
	Beginning balance		(decrease)	balance
Shinhan Financial Group	~~W~~	12,050	(3,800)	8,250
Shinhan Bank		2,581,217	61,166	2,642,383
Shinhan Card		764,066	29,404	793,470
Shinhan Investment		62,205	120,082	182,287
Shinhan Life Insurance		28,570	9,373	37,943
Shinhan Capital		52,396	19,927	72,323
Jeju Bank		26,438	6,622	33,060
SH Asset Management		32	(32)	—
Shinhan BNP Paribas AMC		60	50	110
Cardif Life Insurance		59	(59)	—
Shinhan Macquarie		15	(13)	2

	~~W~~	3,527,108	242,720	3,769,828

	2008
			Increase	Ending
	Beginning balance		(decrease)	balance
Shinhan Financial Group	~~W~~	7,075	4,975	12,050
Shinhan Bank		1,991,574	589,643	2,581,217
Shinhan Card		947,737	(183,671)	764,066
Shinhan Investment		36,237	25,968	62,205
Shinhan Life Insurance		21,380	7,190	28,570
Shinhan Capital		41,432	10,964	52,396
Jeju Bank		31,849	(5,411)	26,438
SH Asset Management		—	32	32
Shinhan BNP Paribas AMC		101	(41)	60
Cardif Life Insurance		51	8	59
Shinhan Macquarie		85	(70)	15
SHC Management		9,212	(9,212)	—

	~~W~~	3,086,733	440,375	3,527,108

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
(In millions of Won)
29.	Financial Performance for the Last Interim Period
Financial performance for the quarters ended December 31, 2009 and 2008 were as follows:

	Quarter ended		Quarter ended
	December 31, 2009		December 31, 2008
Operating revenue	~~W~~	385,860	391,082
Operating income		256,649	277,759
Net income		256,401	284,828
Earnings per share in Won		414	534
Diluted earnings per share in Won		414	532
30.	Date of Authorization for Issue
The 2009 financial statements were authorized for issue on February 4, 2010 at the Board of Directors Meeting.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
31.	Plans and status for the First-time Adoption of K-IFRS (International Financial Reporting Standards)
(a)	Preparation of K-IFRS adoption

Under the Financial Supervisory Commission’s announced roadmap for the adoption of K-IFRS in March 2007 and article 13 of the Securities-related External Audit Act, the Company is required to issue financial statements prepared in accordance with K-IFRS from 2011. In August 2007, the Company organized an IFRS Task Force Team (“IFRS TFT”) and performed preliminary analysis of the effects of K-IFRS adoption and newly established the financial reporting system and other. The IFRS TFT is proceeding to prepare for consolidated financial information for opening balance at January 1, 2010.

(b)	K-IFRS Adoption Status
i)	Action Plan and Status

The Task Force Team has divided its operations into three phases to effectively manage and complete the long-term plans.

(1)	Phase 1: Analysis Phase

The Company identified differences between Statements of Korean Financial Accounting Standards (current Korean Accounting Standards) and K-IFRS, and assessed the potential impact of K-IFRS adoption over the period from August of 2007 to February of 2008. Also, the Company has provided K-IFRS training course to its employees to enhance K-IFRS knowledge.

(2)	Phase 2: Policy Establishment, System Design and Implementation Phase

Based on the outcome of Phase 1, from March 2008 to December 2009, the Company performed detailed GAP and impact analysis, designed and implemented of its IT infrastructure. The Company also has continuously carried out training course for its employees.

(3)	Phase 3: K-IFRS application phase

Starting January 2010, the Company is proceeding to prepare for opening balance at transition date and consolidated financial statements on a quarterly basis in accordance with K-IFRS. In addition, the Company reorganizes internal accounting control system.

ii)	Major Activities

☐ Establishment of Shinhan Financial Group (the “Group”) accounting policies and accounting manuals

In consideration of the requirements of K-IFRS and the Group’s current situations, the Company performed an analysis of its various alternatives in order to establish the Group accounting policies that would best apply to both the Company and all its subsidiaries, and determined the detailed methodologies for each accounting treatment. In addition, each subsidiary reorganized its accounting policy and accounting practice manual to meet the consistency for accounting treatments.

☐ System Redesign

The Company analyzed a financial reporting system and defined business requirement design in order to produce the financial information in a relevant and efficient manner. Then the Company completed IFRS system at the end of reporting period. In addition, the Company has performed financial data cleansing and uploaded data in IFRS system.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2009
31.	Plans and status for the First-time Adoption of K-IFRS (International Financial Reporting Standards), Continued
iii)	Composition and Operation of the Action Plan

In order to ensure a smooth transition to K-IFRS, the Company formed its K-IFRS Adoption Task Force Team, which included external consultants from an accounting firm. In order to maximize the efficiency in the major areas affected by the adoption of K-IFRS, the team broken into small groups such as consolidation, loans, securities and derivatives, other areas and its core members from each subsidiary performs detail conversion tasks. In addition, an IT IFRS Task Force Team was formed with IT experts from each sector and external IT system development consultants in order to carry out IT system design and implementation.
(c)	Future Business Plan

Starting January 2010, the Company is proceeding to prepare for opening balance at transition date and consolidated financial statements on a quarterly basis in accordance with K-IFRS. In addition, the Company reorganizes internal accounting control system.

(d)	Differences between K-IFRS and K-GAAP Expected to Have a Material Effect on the Group

The areas of accounting under the current financial statements for which the application of K-IFRS is expected to give rise to significant differences include the scope of consolidation, loss provisions, revenue recognition and employee benefits, among others. Also, transition report is expected to be issued through preparation of financial information at transition date.

Independent Accountants’ Review Report on Internal Accounting Control System
English translation of a Report Originally Issued in Korean
To the President of
Shinhan Financial Group Co., Ltd.:
We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of Shinhan Financial Group Co., Ltd (the “Company”) as of December 31, 2009. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2009, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”
We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.
A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2009 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.
This report applies to the Company’s IACS in existence as of December 31, 2009. We did not review the Company’s IACS subsequent to December 31, 2009. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.
February 5, 2010
Notice to Readers
This report is annexed in relation to the audit of the non-consolidated financial statements as of and for the year ended December 31, 2009 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operations of Internal Accounting Control System
To the Board of Directors and Audit Committee of
Shinhan Financial Group Co., Ltd.:
I, as the Internal Accounting Control Officer (“IACO”) of Shinhan Financial Group Co., Ltd. (the “Company”), have assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2009.
The Company’s management including IACO is responsible for the design and operations of its IACS. I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS Framework for the assessment of design and operations of the IACS.
Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2009, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.
Choi, Buhm Soo, Internal Accounting Control Officer
Shin, Sang Hoon, Chief Executive Officer
February 5, 2010